EXHIBIT 1.01

FLUOR CORPORATION
CONFLICT MINERALS REPORT
YEAR ENDED DECEMBER 31, 2022

This Conflict Minerals Report (this “Report”) of Fluor Corporation (the “Corporation” or “we”) for the year ended December 31, 2022 (the “Reporting Period”) has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).

The Rule imposes certain disclosure obligations on reporting companies that manufacture or contract to manufacture products containing conflict minerals that are necessary to the functionality or production of their products. The minerals specified in the Rule are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tin, tantalum and tungsten (the “Conflict Minerals”). For any such products described above, the Rule further requires reporting companies to conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country, as defined by the Rule (collectively, the “Covered Countries”), or are from recycled or scrap resources, as described by the Rule. If, based on such inquiry, the reporting company knows or has reason to believe that any of the necessary Conflict Minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary Conflict Minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence in order to determine if the necessary Conflict Minerals contained in those products directly or indirectly financed or benefited armed groups in the Covered Countries.

As described in this Report, during the Reporting Period, certain of the Corporation’s operations manufactured or contracted to manufacture products where one or more Conflict Minerals were necessary to the functionality or production of those products.

I. OVERVIEW

Company Overview / Products Covered by this Report

The Corporation is one of the larger global professional services firms providing engineering, procurement, construction, fabrication and modularization, and project management services. We provide these services to our clients in a diverse set of industries worldwide including advanced technologies and manufacturing, chemicals, infrastructure, life sciences, liquified natural gas, mining and metals, nuclear project services, and oil and gas production and fuels. We are also a service provider to the U.S. federal government and governments abroad.

Through our indirect wholly owned subsidiary, Stork Holding B.V., a company incorporated under the laws of the Netherlands (“Stork”), we provide asset maintenance and asset integrity services to the oil and gas, chemicals, life sciences, power, mining and metals, consumer products and manufacturing industries.

We have determined that certain products predominantly used for power generation (i.e., boilers, burners, deaerators and gearboxes), heat treatment equipment and electrical control panels manufactured by Stork (the “Covered Products”) required further inquiry under the Rule.
II.DUE DILIGENCE

Supply Chain Description

Stork’s manufacturing process is several tiers removed from the mining, smelting and refining of Conflict Minerals; and Stork is therefore considered a “downstream” purchaser. Stork does not purchase Conflict Minerals directly from mines, smelters or refiners, and there are many third parties in the supply chain between Stork and the original sources of the Conflict Minerals. The smelters and refiners (referred to as facilities) are consolidating points for ore and are in the best position in the total supply chain to know the origin of the ores. We must rely on Stork’s suppliers to assist with our RCOI and due diligence efforts, including the identification of smelters and refiners for the Conflict Minerals contained in the materials they supply to Stork.

The information provided by Stork’s suppliers related to Conflict Mineral usage may be inaccurate, incomplete or subject to other irregularities. In addition, because of the separation between Stork’s relative location within its supply chain and the actual extraction and transport of Conflict Minerals, the ability to verify the accuracy of information that was reported by suppliers is limited.

Design of Due Diligence

Overall, our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by the Organization for Economic Co-operation and Development (“OECD”) in OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, OECD Publishing and the related supplements for gold, tin, tantalum and tungsten. Summarized below are the design components of our Conflict Minerals program as they relate to the five-step framework from the OECD guidance.

Establish Strong Company Management Systems

Conflict Minerals Policy. The Corporation (including Stork) is committed to responsible sourcing of materials, including the sourcing of Conflict Minerals. Our expectations of our suppliers with regard to Conflict Minerals are set forth in our Business Conduct and Ethics Expectations for Suppliers and Contractors, which are posted on our website at www.fluor.com/sustainability/ethics-compliance and www.stork.com/en/about-stork/ethics-compliance.

Internal Team. The Corporation’s Conflict Minerals compliance effort involved a cross-functional group of individuals across the legal, procurement, quality assurance, operations, compliance and health, safety and environmental functions at the Stork and corporate parent level. This group was responsible for providing guidance and direction for the implementation of our Conflict Minerals program, as well as specific tasks relevant to their respective functional areas.

Control Systems. The Corporation employs a supply chain system of controls and transparency through the use of due diligence tools such as the Conflict Minerals Reporting Template (“CMRT”), a supply chain survey administered by the Responsible Minerals Initiative (“RMI”) to identify the smelters and refiners that process the necessary Conflict Minerals contained in a company’s products and the country of origin of those Conflict Minerals.

Supplier Engagement. The Corporation has communicated with suppliers identified through the RCOI process. The Corporation’s expectation of our suppliers is that they assist us in complying with the Corporation’s efforts related to our Conflict Minerals program, including obtaining information to support chain of custody of the Conflict Minerals identified in Stork manufactured products. The Corporation has provided those suppliers with access to our Business Conduct and Ethics Expectations for Suppliers and Contractors through the websites above or upon request; and our contracts with such suppliers contain provisions requiring them to comply with those expectations. In addition, the Corporation has developed internal protocols and procedures for engaging with suppliers who fail to comply, or inadequately comply, with our Conflict Minerals compliance efforts.

Grievance Mechanism. The Corporation maintains a 24-hour Compliance and Ethics Integrity Portal managed by an independent third party that employees, suppliers and other stakeholders can utilize to proactively report a violation of the Corporation’s codes or policies, including Conflict Minerals compliance issues.

Identify and Assess Risks in the Supply Chain

Identify Suppliers. In order to determine if any of the Covered Products contained Conflict Minerals originating from the Covered Countries or recycled or scrap resources, we conducted an RCOI that consisted of the following. First, we evaluated items that we manufacture or contract to manufacture to determine whether they contain Conflict Minerals. We then assessed whether those Conflict Minerals were necessary to the functionality or production of the products. Following this assessment, we compiled a list of 120 direct suppliers from whom Stork may have purchased components and other materials containing Conflict Minerals.

Survey Identified Suppliers. To identify risks in our supply chain, the Corporation contacted the identified direct suppliers to request information regarding the source and chain of custody of Conflict Minerals in their supply chain. We utilized the RMI’s CMRT to survey the suppliers.

Assess Supplier Responses. We utilized a dedicated team, responsible for reviewing supplier CMRT surveys and identifying red flags (as described in the OECD framework). Supplier survey responses were reviewed in accordance with our risk assessment parameters and suppliers were identified for further engagement and follow-up regarding responses. All completed CMRT surveys and other supplier provided responses were reviewed for completeness, red-flags and consistency of information. Suppliers were contacted as necessary to obtain additional information, complete information and/or clarification of the information received. Smelter or refiner information received from suppliers was verified through RMI’s Responsible Minerals published list of conformant smelters and refiners available at http://www.responsiblemineralsinitiative.org/smelters-refiners-lists.

Design and Implement a Strategy to Respond to Identified Risks

We address incomplete, inconsistent or otherwise unsatisfactory responses received from our suppliers through an escalation process which requires the appropriate operating unit of Stork to contact the supplier. If we still do not receive a complete or otherwise satisfactory response from the supplier, the matter will be directed to Stork management for a formal resolution, which may include evaluation of alternative suppliers. If we become aware of a supplier whose supply chain includes Conflict Minerals that are not conflict-free, we will take appropriate actions to remedy the situation in a timely manner. These actions could include reassessment of the supplier relationship, including but not limited to, discontinuance of purchasing any products from such supplier and/or terminating supplier agreements with such supplier.

Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We support the development and implementation of third-party audits of smelters’ and refiners’ sourcing, such as the RMI’s Responsible Minerals Assurance Process. The Corporation is a downstream user of Conflict Minerals in our products. Generally, we do not purchase raw materials or ores for those products, and are generally several steps removed from smelters and refiners in our supply chain. Therefore, we do not perform direct audits of those smelters/refiners.

Report on Supply Chain Due Diligence

    This Report, which constitutes our annual report on our Conflict Minerals due diligence efforts, is available on our website at www.fluor.com within the “Investor Relations” section under “SEC Filings” and is filed with the Securities and Exchange Commission.

III.RESULTS OF DUE DILIGENCE

For 2022, the Corporation conducted supply chain due diligence on the suppliers that we identified may contribute necessary Conflict Minerals. The results of our due diligence process and RCOI described above are as follows:

•Thirteen suppliers provided a completed CMRT in response to our supply chain survey request. An additional nineteen vendors indicated they are conflict free, provided copies of their policies regarding conflict minerals, or otherwise indicated their commitment to conflict free sourcing.
•Of the suppliers who completed a CMRT, seven vendors indicated that they do not use Conflict Minerals in the products provided to us; and six suppliers indicated that the products supplied to us do contain Conflict Minerals.
•All of the suppliers that indicated that their products contain Conflict Minerals provided a list of refiners and smelters.
•The surveyed suppliers identified 354 operational smelter and refiner facilities which may process the necessary Conflict Minerals contained in the products provided to us.
•The Corporation does not have sufficient information to reliably determine the smelters and refiners used to process the Conflict Minerals in each of the Covered Products or to reliably determine the country of origin of the Conflict Minerals in each of the Covered Products. Therefore, we are unable to disclose specific smelters that were used to produce the Conflict Minerals in our products. Likewise, we have insufficient data to enable us to identify the country of origin of all of the Conflict Minerals in our products.

IV.FUTURE STEPS TO MITIGATE RISK

We are committed to complying with the provisions of the Rule and Form SD and expect to continue our efforts to improve our Conflict Minerals program and related due diligence based on OECD guidance and other relevant measures. Our next steps will include, but are not limited to the following:

(i)continuing to engage suppliers to obtain current, accurate and complete information about the supply chain, smelters and refiners;

(ii)directing our suppliers to information and training resources in an effort to increase the response rate and improve the content of the supplier survey responses;

(iii)encouraging suppliers to implement responsible sourcing and to be committed to ensuring that any Conflict Minerals contained in products they provide to us originate from conflict-free sources; and

(iv)further refining our strategy to respond to risk, including potential action to be taken against suppliers that do not respond to our requests or do not provide reasonable information to support our due diligence activities.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “intends,” “expects,” “plans,” “believes,” “estimates,” “anticipates” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, our ability to implement improvements in our conflict minerals program and identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent quarterly reports on Form 10-Q. Fluor Corporation cautions not to place undue reliance on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.